# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KENNEDY-WILSON HOLDINGS, INC., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 151 S. El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 02/16/2026
Filed by CIK 0000901819
Persons authorized to receive notices and communications: William J. McMorrow, 151 S. El Camino Drive, Beverly Hills, California (CA), 90212, (310) 887-6400; Gordon S. Moodie, Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, (212) 909-6946

## Reporting persons
- William J. McMorrow (CIK 0000901819): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,391,084; shared voting power 0; sole dispositive power 11,391,084; shared dispositive power 0; aggregate amount beneficially owned 11,391,084 (8.3% of the class)
  Comment: (1) Includes 90,852 shares of Common Stock beneficially owned by Leslie McMorrow, McMorrow's wife. McMorrow disclaims beneficial ownership of the shares owned by his wife. Includes 8,092,581 shares of Common Stock held by the William J. McMorrow Revocable Trust. Includes 8,443 shares of Common Stock held by the John & Sons Retirement Trust.
  
  (2) This calculation is based on 137,904,394 shares of Common Stock, par value $0.0001 per share, outstanding as of November 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission on November 7, 2025.
- William J. McMorrow Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,092,581; shared voting power 0; sole dispositive power 8,092,581; shared dispositive power 0; aggregate amount beneficially owned 8,092,581 (5.9% of the class)
  Comment: (1) This calculation is based on 137,904,394 shares of Common Stock, par value $0.0001 per share, outstanding as of November 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: KENNEDY-WILSON HOLDINGS, INC.
Address of issuer's principal executive offices: 151 S. El Camino Drive, Beverly Hills, California (CA), 90212
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed with the Securities and Exchange Commission (the "SEC") on behalf of William J. McMorrow ("McMorrow") and the William J. McMorrow Revocable Trust (the "Trust", and, together with McMorrow, the "Reporting Persons") relating to shares of common stock, par value $0.0001 per share ("Common Stock") of Kennedy-Wilson Holdings, Inc., a Delaware corporation (the "Company" or "Issuer"). This Amendment amends and supplements the Schedule 13D filed by McMorrow with the SEC on December 4, 2009, as amended by Amendment No. 1 to Schedule 13D filed by McMorrow with the SEC on January 21, 2011 and as amended by Amendment No. 2 to Schedule 13D filed by McMorrow with the SEC on December 4, 2025 (as so amended, the "Existing Schedules 13D"). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedules 13D. Except as specifically amended hereby, items in the Existing Schedules 13D remain unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: OO

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Agreement and Plan of Merger

On February 16, 2026, Kennedy-Wilson Holdings, Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Kona Bidco, LLC, a Delaware limited liability company ("Parent"), Kona Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company. The Merger Agreement and the Transactions (as defined below) were approved by the Board of Directors of the Company (the "Board") upon the unanimous recommendation of a special committee of the Board (the "Special Committee") consisting only of independent and disinterested directors that was established by the Board to, among other things, make a determination as to whether the Transactions are advisable and in the best interests of the Company and its Public Stockholders (as defined in the Merger Agreement), negotiate the Merger Agreement and make a recommendation to the Board with respect to the Transactions.

At the Effective Time (as defined below), Parent will be, directly or indirectly, owned by (i) Kona Management Holdco, LLC, a Delaware limited liability company ("Management Holdco") and (ii) Fairfax Financial Holdings Limited and certain of its affiliates (collectively, "Fairfax" and, together with Management Holdco, the "Consortium").

Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, collectively, the "Transactions"), pursuant to which the separate corporate existence of Merger Sub will thereupon cease and the Company will continue as the surviving corporation (the "Surviving Corporation"), collectively owned, directly or indirectly, by Parent and certain Rollover Stockholders (as defined below).

At the effective time of the Merger (the "Effective Time"), each share of Common Stock of the Company, par value $0.0001 per share, outstanding immediately prior to the Effective Time (other than (i) each share (a) held in the treasury of the Company or owned by any wholly owned subsidiary of the Company or (b) held, directly or indirectly, by Parent or Merger Sub or any of their wholly owned subsidiaries, which shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; (ii) each Rollover Share (as defined below); and (iii) shares of Common Stock owned by stockholders of the Company who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) shall cease to exist and shall be converted automatically into the right to receive $10.90 in cash per share, without interest (the "Merger Consideration"). At the Effective Time, each share of 4.75% Series B Cumulative Perpetual Preferred Stock (the "Series B Preferred Stock") and 6.00% Series C Cumulative Perpetual Preferred Stock (the "Series C Preferred Stock" and, together with the Series B Preferred Stock, the "Company Preferred Stock") outstanding immediately prior to the Effective Time shall remain outstanding in accordance with the terms and conditions of the applicable certificate of designations and shall represent shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, of the Surviving Corporation unless Parent and the holders thereof elect to (A) transfer and contribute any such shares of Series B Preferred Stock or Series C Preferred Stock to the Company as a contribution to the capital of the Company (and without the issuance of any additional shares of capital stock of the Company) or (B) cancel any such shares of Series B Preferred Stock or Series C Preferred Stock, in each case for no consideration prior to the closing of the Merger. At the Effective Time, each warrant issued in connection with the Series B Preferred Stock and the Series C Preferred Stock (collectively, the "Company Warrants"), outstanding immediately prior to the Effective Time, shall remain outstanding in accordance with the terms and conditions of each such Company Warrant. unless Parent and the holders thereof elect to cancel any such Company Warrant for no consideration prior to the closing of the Merger. In addition, each share of 5.75% Series A Cumulative Perpetual Convertible Preferred Stock (the "Series A Preferred Stock"), outstanding immediately prior to the Effective Time, shall be redeemed by the Company immediately prior to the closing of the Merger in accordance with the terms and conditions of the applicable certificate of designations.

At the Effective Time, each restricted stock unit subject to service-based vesting conditions (each, a "Company RSU") and each restricted stock unit subject to performance-based vesting conditions (each, a "Company PSU") granted pursuant to the Kennedy-Wilson Holdings, Inc. Second Amended and Restated 2009 Equity Participation Plan (other than any Cancelled RSUs/PSUs (as defined below)) that is outstanding as of immediately prior to the Effective Time will, automatically and without any required action on the part of the holder thereof, vest in full, to the extent unvested, and be cancelled and converted into the right to receive a lump-sum cash payment, without interest, equal to the product obtained by multiplying (x) the total number of shares underlying such Company RSU or Company PSU, as applicable, by (y) the Merger Consideration, plus any accrued unpaid dividend equivalents thereon, subject to any required withholding of taxes; provided that, in the case of Company PSUs, the total number of shares underlying such Company PSU will be determined based on target level achievement of the applicable performance goals. At the Effective Time, each Company PSU and Company RSU that is subject to any Rollover Agreement (each, a "Cancelled RSU/PSU") will, automatically and without any required action on the part of the holder thereof, be cancelled, and the holder thereof will only be entitled to a cash payment with respect to accrued and unpaid dividend equivalents with respect thereto.

At the Effective Time, each bonus unit granted pursuant to a written letter agreement by and between the Company and an employee of the Company (each, a "Company Bonus Unit Agreement") that is outstanding as of immediately prior to the Effective Time will, automatically and without any required action on the part of the holder thereof, vest in full, to the extent unvested, and be cancelled and converted into the right to receive a lump-sum cash payment, without interest, equal to the consideration such employee would receive in connection with a "change of control" (as defined in the applicable Company Bonus Unit Agreement) in accordance with the terms of such Company Bonus Unit Agreement.

Completion of the Merger is subject to certain closing conditions, including (i)(a) the approval of a majority of the outstanding voting power of (w) the Common Stock, (x) the Series A Preferred Stock (on an as-converted basis), (y) the Series B Preferred Stock (based on the number of Series B warrants outstanding and in accordance with the certificate of designations) and (z) the Series C Preferred Stock (based on the number of Series C warrants outstanding and in accordance with the certificate of Designations), in each case entitled to vote on the proposal to adopt the Merger Agreement, voting as a single class, and (b) the approval by a majority of the votes cast by equityholders of the Company entitled to vote on the proposal to adopt the Merger Agreement other than the Voting and Support Parties (as defined below) and their affiliates, voting as a single class (clauses (a) and (b), together, the "Company Stockholder Approvals"); (ii) the absence of any law that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Merger; (iii) the failure to obtain any required regulatory approvals for the proposed transaction, including the termination or expiration of any required waiting periods; (iv) the accuracy of the other party's representations and warranties (subject to customary materiality qualifiers); and (v) the other party's compliance in all material respects with its pre-closing covenants and agreements. Additionally, Parent's and Merger Sub's obligation to complete the Merger is subject to the condition that no Material Adverse Effect (as defined in the Merger Agreement) has occurred since the date of the Merger Agreement that is continuing as of the Effective Time. The completion of the Merger is not subject to any financing condition.

The Merger Agreement provides that, during the period between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms (the "Pre-Closing Period"), the Company is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties, to engage in discussions with third parties regarding alternative acquisition proposals and to enter into any agreement constituting an Acquisition Agreement (as defined in the Merger Agreement).

Either the Company, acting with the prior approval of the Special Committee, or Parent may terminate the Merger Agreement in certain circumstances, including if (i) the Merger is not completed by November 16, 2026 (the "Outside Date"), subject to certain limitations and as such date may be extended by the mutual written consent of the Company (acting with the prior approval of the Special Committee) and Parent, (ii) a governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law permanently restraining, enjoining, prohibiting or making illegal the consummation of the Merger and such law has become final and non-appealable, subject to certain limitations, (iii) the other party breaches its representations, warranties or covenants in the Merger Agreement such that the relevant closing conditions would not be satisfied, subject in certain cases to the right of the breaching party to cure the breach, or (iv) the Company Stockholder Approvals are not obtained at the stockholders meeting convened therefor or at any adjournment or postponement thereof; provided that Parent shall not be permitted to exercise such right if any of the Voting and Support Parties (as defined below) have breached certain provisions of the Voting and Support Agreements (as defined below). Parent and the Company (acting with the prior approval of the Special Committee) may also terminate the Merger Agreement by mutual written consent. Parent may also terminate the Merger Agreement if the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have effected an Adverse Recommendation Change (as defined in the Merger Agreement), subject to certain limitations. The Company (acting with the prior approval of the Special Committee) may also terminate the Merger Agreement if, prior to the delivery of the Company Stockholder Approvals, the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines to enter into an acquisition agreement with respect to a Superior Proposal (as defined in the Merger Agreement), subject to certain limitations.

The Company would be required to pay Parent a termination fee equal to $42,700,000 if the Merger Agreement is validly terminated (i) by Parent following an Adverse Recommendation Change, (ii) by the Company to enter into an acquisition agreement with respect to a Superior Proposal or (iii) by the Company or Parent due to a failure to (x) close the Merger by the Outside Date or (y) obtain the Company Stockholder Approvals if, in the case of clause (x) or (y), an acquisition proposal for 50% or more of the Company has been publicly announced and not withdrawn or otherwise abandoned and within twelve months following such termination the Company enters into a definitive agreement for such acquisition proposal that is subsequently consummated.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference

Voting and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Company entered into Voting and Support Agreements (collectively, the "Voting and Support Agreements") with each Rollover Stockholder and each holder of the Series B Preferred Stock, the Series C Preferred Stock and the Company Warrants (collectively, the "Voting and Support Parties") and, as applicable, Hamblin Watsa Investment Counsel Ltd., a corporation organized under the laws of Canada.

Until the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time and (iii) the mutual written consent of the parties thereto (in the case of the Company, acting at the direction of the Special Committee), the Voting and Support Parties agree to be present for quorum purposes at applicable stockholder meetings (or act by written consent) and vote all shares of Common Stock of the Issuer and other equity securities of the Issuer beneficially owned by the Voting and Support Parties, including any acquired after signing ("Covered Shares") in favor of adopting and approving the Merger Agreement and the Transactions, including the Merger, and any permitted adjournment or postponement, and to vote such Covered Shares against any acquisition proposal or other alternative transaction (other than the Merger) and against any stockholder proposal that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely effect the consummation of the Transactions, including the Merger. Prior to the termination of the Voting and Support Agreements, the Voting and Support Parties will not transfer the Covered Shares, subject to limited permitted exempt transfers pursuant to the Voting and Support Agreements. The Voting and Support Agreements further include an agreement not to participate in or encourage litigation challenging the Voting and Support Agreements or the Merger Agreement, subject to customary exceptions, and covenants to provide information and reasonable assistance for required regulatory and disclosure filings.

This summary of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The Reporting Persons review on a continuing basis the transactions contemplated by the Merger Agreement and the other agreements described herein. Based on such review, the Reporting Persons may exercise their rights under those agreements, including to terminate, amend or modify any of the transactions contemplated thereby, and/or, subject to the terms of such agreements, may acquire, or cause to be acquired, beneficial interests in securities of the Issuer at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer's business, financial condition and operating results, general market and industry conditions or other factors. Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and other agreements described herein, the Reporting Persons may at any time review or reconsider their respective positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or the Issuer's board of directors, other stockholders of the Issuer or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

No assurances can be given that the Merger will be consummated. The Reporting Persons and other members of the Consortium expect to continue to engage in discussions with the Board, the Special Committee and their respective representatives (including their respective professional advisors) in connection with the transactions contemplated by the Merger Agreement and related matters, and may from time to time communicate with the Issuer, its subsidiaries and representatives and other third parties (including advisors, industry analysts, investment and financing professionals, other stockholders of the Issuer and financing sources); taking actions regarding prospective debt and/or equity financing for any such course of action, including exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any similar agreements; and preparing, revising and negotiating agreements with the Issuers, members of management, potential investors, financing sources, professional advisors and other interested parties.

Item 5 below references the Rollover Agreement and Joint Bidding Agreement Amendment and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

Rollover Agreement

On February 16, 2026, concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Company, including certain current senior executive officers of the Company and certain affiliates of Fairfax that are securityholders of the Company (collectively, the "Rollover Stockholders"), entered into Rollover Agreements (the "Rollover Agreements") with Parent and, as applicable, Management Holdco, pursuant to which, among other things, each Rollover Stockholder has agreed to, immediately prior to the Effective Time, contribute all of the shares of Common Stock specified therein to (i) Parent or (ii) Management Holdco, which will thereafter contribute such shares to Parent (such shares specified in clauses (i) and (ii), collectively, the "Rollover Shares"), and Parent has agreed, concurrently with such contribution, to accept such Rollover Shares in exchange for limited liability company units or other securities of Parent in accordance with the limited liability company agreement of Parent. The Rollover Shares will not be entitled to receive the Merger Consideration and will not be cancelled or converted at the Effective Time.

This summary of the Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Neither the Merger Agreement, the Voting and Support Agreement, the Rollover Agreement nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer's securities.

Joint Bidding Agreement Amendment

Concurrently with the execution and delivery of the Merger Agreement, the Consortium entered into a letter agreement, dated as of February 16, 2026 (the "Joint Bidding Agreement Amendment"), to amend the Joint Bidding Agreement with respect to the number of Rollover Shares that the Reporting Persons have agreed to contribute to Parent or to Holdco under the Rollover Agreements.

This summary of the Joint Bidding Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Joint Bidding Agreement Amendment, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The ownership percentages set forth in clauses (a) through (e) of Item 5 below are based on 137,904,394 shares of Common Stock, par value $0.0001 per share outstanding as of November 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the SEC on November 7, 2025 (and does not include 25,381,540 shares of Common Stock underlying warrants and beneficially owned by Fairfax, of which 7,753,513 shares underlying warrants are not exercisable by Fairfax pursuant to the limitation on their right to exercise).

(a) The Reporting Persons beneficially own an aggregate of 11,373,019 shares of Common Stock, which represent, in the aggregate, approximately, 8.2% of the outstanding shares of Common Stock. Of these, (i) 3,199,208 shares of Common Stock are held directly and of record by McMorrow; (ii) 8,074,517 shares of Common Stock are held directly and of record by the Trust; (iii) 8,443 shares of Common Stock are held directly and of record by the John & Sons Retirement Trust; and (iv) 90,851 shares of Common Stock are held directly and of record by Leslie McMorrow, McMorrow's wife. McMorrow disclaims beneficial ownership of the shares owned by his wife. Amount does not include 624,354 unvested time-based RSUs granted to the Reporting Person pursuant to the Issuer's equity plan.
Number of shares as to which each person has sole or shared power to vote or dispose: The Trust has the sole power to vote and the sole power to dispose of the 8,092,581 shares of Common Stock held directly and of record by the Trust, which shares represent approximately 5.9% of the outstanding shares of Common Stock. McMorrow is the grantor and sole trustee of the Trust; accordingly, each of the Trust and McMorrow may be deemed to be the beneficial owner of the 8,092,581 shares of Common Stock held directly and of record by the Trust. In addition, McMorrow has the sole power to vote and the sole power to dispose of the 3,199,208 shares of Common Stock that he holds directly and of record, which shares represent approximately 2.3% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons have effected no transactions in shares of Common Stock during the last sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Item 6 of this Schedule 13D is hereby amended and restated to incorporate by reference the Information set forth in Item 4 of this Amendment No. 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following is filed herewith as an exhibit:

Ex. 5 Agreement and Plan of Merger, dated as of February 16, 2026 by and among Kennedy-Wilson Holdings, Inc., Kona Bidco, LLC and Kona Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed February 17, 2026).

Ex. 6 Voting and Support Agreement, dated as of February 16, 2026, by and among Kennedy-Wilson Holdings, Inc. and the certain securityholders set forth therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on From 8-K, filed February 17, 2026).

Ex. 7 Letter Agreement, dated as of February 16, 2026, by and between Hamblin Watsa Investment Counsel Ltd. and Kona Management Holdco, LLC.

Ex. 8 Rollover Agreement, dated as of February 16, 2026, by and among Kona Bidco, LLC, Kona Management Holdco, LLC, and each party identified on the signature page thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on form 8-K, filed February 17, 2026).

## Signatures
- William J. McMorrow: /s/ William J. McMorrow, William J. McMorrow (02/17/2026)
- William J. McMorrow Revocable Trust: /s/ William J. McMorrow, Trustee, William J. McMorrow, Trustee (02/17/2026)